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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X          Form 40-F
                                   ---                   ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                            Yes                   No  X
                                ---                  ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________.

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PURCHASE OF GOOD MORNING SHINHAN SECURITIES' TREASURY PREFERRED SHARES

On October 20, 2004, Shinhan Financial Group ("SFG" or the "Group") decided to purchase all or 1,042,418 shares of treasury preferred shares of Good Morning Shinhan Securities ("GMSH"). The purchase price is the closing price of October 19, 2004, which was KRW 2,495 per share. Therefore, total purchasing price is KRW 2,600,832,910.

With this transaction, the Group's ownership in common and preferred shares of Good Morning Shinhan Securities will reach 60.16%. Our purchase of treasury preferred shares of GMSH is part of our plan to acquire GMSH as our wholly owned subsidiaries by the end of 2004.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date : October 20, 2004